FILED BY DIAMOND FOODS, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: DIAMOND WALNUT GROWERS, INC.
FILING: REGISTRATION STATEMENT ON FORM S-4
REGISTRATION NO. 333-123574

Date: June 9, 2005

     A copy of a letter to be sent to members of Diamond Walnut Growers, Inc. is being filed as Appendix A to this filing. Appendix A is incorporated herein by reference.

     The proposed conversion will be submitted to members of Diamond Growers for their consideration, and Diamond Foods, Inc. has filed with the Securities and Exchange Commission a registration statement on Form S-4 relating to the conversion. Members of Diamond Growers are urged to read the registration statement and the accompanying documents. These documents contain important information about the conversion and are available for free on the SEC web site at www.sec.gov.

June 8, 2005

Dear Member:

As you know, we have been working with our financial and legal advisors to finalize the documents needed for you to vote on the conversion proposal, which we have been discussing with you the last few months. We are making excellent progress, and as soon as we are able, we will send you the disclosure document explaining the transaction and requesting your vote to approve the conversion.

In the mean time, we have scheduled regional informational meetings to provide growers the opportunity to hear from management about the conversion and ask questions. The meetings currently are planned as follows:

Region	Date	Time	Location
Region I	June 28, 2005	2:00 pm	Visalia Convention Center
Region 2	June 30, 2005	2:00 pm	Stockton Cafeteria
Region 3	June 29, 2005	2:00 pm	Bonanza Inn, Yuba City

We will mail the disclosure documents to you in advance of these informational meetings. If we need to reschedule these meetings, we will get in touch with you regarding new dates and times.

The Board of Directors continues to unanimously support the conversion proposal and believes it to be in the best interests of Diamond and its members that the conversion and related public offering go forward. We understand, however, and that some growers may have a different view. Certain of these growers have requested that we provide your contact information to allow them to communicate with you directly in order to express their individual viewpoints on the conversion.

We believe that open dialogue about the conversion is important so that our members can make an informed decision. However, we also want to protect your privacy and allow you to keep your contact information confidential unless disclosure by us is required under law. In an effort to facilitate member communications about the conversion, we are establishing a list of members who consent to their name and address information being provided to growers wishing to contact other members directly about the conversion. If you wish to be included in this list, please fill out the enclosed postcard with your name, address and account number, and return to us by June 20, 2005. Certain growers have stated that they may take legal action to obtain your personal information from us even if you elect not to be included on the list. Please understand we will do everything we can to continue to safeguard your personal information, but may be compelled by legal action to provide it.

Best regards,

Sam Keiper
Vice President, Grower Relations
And Corporate Affairs

Diamond Walnut Growers, Inc.

Name:

Address:

Account No:

☐            Yes, please include me in the grower contact list

☐            No, I do not want to be included in the grower contact list

Please return no later than June 20, 2005.

Diamond Walnut Growers, Inc.

Name:

Address:

Account No:

☐            Yes, please include me in the grower contact list

☐            No, I do not want to be included in the grower contact list

     Please return no later than June 20, 2005.

Diamond Walnut Growers, Inc.
P.O. Box 1727
Stockton, CA 95201-1727

Diamond Walnut Growers, Inc.
P.O. Box 1727
Stockton, CA 95201-1727